Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$1,700,000.00	$52.19

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $52.19 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $1,054,900.18 is offset against the registration fee due for this offering and of which $1,054,847.99 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 670-I dated July 25, 2007 and underlying supplement no. 700 dated July 25, 2007	Registration Statement no. 333-134553 Dated July 27, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$1,700,000

Partial Principal Protection Notes Linked to a Basket of Global Indices

Summary Description

The notes are designed for investors who seek exposure to any appreciation in a diversified basket consisting of five equity indices from the Pricing Date to the Valuation Date. The Basket, which consists of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ ASX 200 Index, allows investors the opportunity for diversification. Investors should be willing to forego interest and dividend payments during the term of the notes and be willing to lose up to 10% of their initial investment if the Basket declines.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$1,700,000
Pricing Date:	July 27, 2007
Settlement Date:	August 1, 2007
Valuation Date:	July 28, 2010††
Maturity Date:	August 2, 2010††
Term:	3 years
Basket:	The notes are linked to a basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ ASX 200 Index (each, a “Basket Index” and collectively “Basket Indices”).
Participation Rate:	100.14%
Principal Protection at Maturity:	90%
Protected Amount:	$900
No Interest Payments:	There will be no interest payments during the term of the notes.
Payment at Maturity (per $1,000):

A cash payment in US dollars on the Maturity Date equal to the following:

i.       If the Ending Basket Level is equal to or greater than the Starting Basket Level, you will receive a cash payment per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 × (Basket Return × Participation Rate)].

ii.      If the Ending Basket Level is below the Starting Basket Level, you will receive a cash payment per $1,000 principal amount note equal to the greater of (where the Basket Return is negative):

a.      $1,000 + ($1,000 × Basket Return); and

b.      the Protected Amount.

Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	1,000
Ending Basket Level:	The Basket Closing Level on the Valuation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be as follows: Starting Basket Level × [1 + (the sum of (Basket Index Return × Basket Index Weighting) for all Basket Indices)]
Basket Index Return:	Basket Index Ending Level – Basket Index Starting Level Basket Index Starting Level
Basket Index Ending Level:	The Basket Index Level for the each Basket Index on the Valuation Date.
Basket Index Level:	The closing level of the Basket Index on a trading day, as determined and published by the applicable Index Sponsors (subject to the occurrence of a Market Disruption Event).

Basket Indices:	Basket Index	Bloomberg Ticker	Basket Index Starting Level	Index Weighting
	S&P 500® Index	SPX	1,458.95	50.000%
	Dow Jones EURO STOXX 50® Index	SX5E	4,244.58	17.710%
	FTSE 100 Index®	UKX	6,215.2	16.985%
	Nikkei 225SM Index	NKY	17,283.81	10.710%
	S&P® / ASX 200 Index	AS51	6,082.9	4.595%
Index Sponsors:

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., is responsible for calculating and maintaining the S&P 500® Index. STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company, Inc., and SWX Group, is responsible for calculating and maintaining the Dow Jones EURO STOXX 50® Index. FTSE International, owned jointly by The London Stock Exchange plc and The Financial Times, in association with the Institute and the Faculty of Actuaries, is responsible for calculating and maintaining the FTSE 100 Index®. Nikkei Inc. is responsible for calculating and maintaining the Nikkei 225SM Index. Standard & Poor’s Australian Index Committee is responsible for calculating and maintaining the S&P®/ ASX 200 Index.

Denominations:	$1,000 per note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	524908J92
ISIN:	US524908J926
†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.
††	Subject to postponement in the event of a Market Disruption Event as described under “Market Disruption Event” under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 670-I.

Investing in the Partial Principal Protection Notes Linked to a Basket of Global Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 670-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 700 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 670-I, underlying supplement no. 700 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per note	$1,000.00	$15.00	$985.00
Total	$1,700,000.00	$25,500.00	$1,674,500.00

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

July 27, 2007	MTNI323

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the notes are a part, and the more detailed information contained in product supplement no. 670-I (which supplements the description of the general terms of the notes) and underlying supplement no. 700 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 670-I, underlying supplement no. 700, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 670-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 670-I and “Risk Factors” in the accompanying underlying supplement no. 700, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 670-I dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000119312507161815/d424b2.htm

•	Underlying supplement no. 700 dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000119312507161750/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Uncapped Appreciation Potential: The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by a Participation Rate of 100.14%. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among the Basket Indices: The return of the notes is linked to a basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index and the S&P®/ ASX 200 Index. The S&P 500® Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. The Dow Jones EURO STOXX 50® Index consists of 50 stocks of market sector leaders from the Dow Jones EURO STOXX Index. The FTSE 100 Index® consists of 100 stocks trading on the London Stock Exchange, selected for liquidity, size, number of trading days and accuracy of pricing information. The

Nikkei 225SM Index consists of 225 stocks trading on the Tokyo Stock Exchange, representing a cross-section of Japanese industries. The S&P®/ ASX 200 Index consists of 100 mid- and large- cap stocks trading on the Australian Stock Exchange, selected for liquidity and size. For additional information about each Basket Index, see the information set forth under “The Standard and Poor’s 500® Index”, “The Dow Jones EURO STOXX 50® Index”, “The FTSE 100 Index®”, “The Nikkei 225SM Index” and “The S&P®/ ASX 200 Index” in the accompanying underlying supplement no. 700.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note, for all tax purposes you agree to treat, a note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the notes and estimates of the amount and timing of the contingent payments on the notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 5.3090%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $1,170.22 due at maturity.

•

Lehman Brothers Holdings Inc. agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals, and the adjustments thereto, in respect of the notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 670-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 670-I and in the “Risk Factors” section of the accompanying underlying supplement no. 700 and in the “Risk Factors” section of the accompanying MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisers the suitability of an investment in the notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The notes do not guarantee any return on your initial investment. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to a decline of up to 10% in the Starting Basket Level. Consequently, you may lose up to 10% of your principal if the Basket declines.

•

The Basket Indices Are Not Equally Weighted: The Basket consists of five Basket Indices that each have different weightings. One consequence of such unequal weighting is that a change in a Basket Index with a larger weighting would have a greater effect on the Basket Closing Level than than would the same percentage change in a Basket Index with a lesser weighting.

•

Changes in the Basket Index Levels May Offset Each Other: The Basket is comprised of five Basket Indices. At a time when the level of one or more Basket Indices increases, the level of other Basket Indices may not increase or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Indices.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that are represented in the S&P 500® Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500® Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Basket Indices or your notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Index, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

•

You Will Have no Shareholder Rights in Issuers of Stocks Underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index or the S&P®/ ASX 200 Index: Investing in the notes is not equivalent to investing in the securities underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index or the S&P®/ ASX 200 Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that you would have as a holder of the securities that make up the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index® , the Nikkei 225SM Index or the S&P®/ ASX 200 Index.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and others of our affiliates may act as principals, agents or dealers in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes, and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of up to $15.00 per note to the principals, agents and dealers in connection with the distribution of the notes.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or Otherwise Affect the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or may from time to time express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: The value of the notes will be affected by a number of economic and market factors, other than the level of the Basket, that may either offset or magnify each other. Such factors are set out in more detail in the product supplement no. 670-I.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses, Lehman Brothers Holdings Inc. or its respective affiliates may from time to time express views on expected movements in the levels of the Basket Indices. These views are sometimes communicated to clients who are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the notes and are subject to change. In connection with your purchase of the notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket Indices.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity, for a hypothetical range of performance of the Basket for a Basket Return of –50% to 50% and reflects a Starting Basket Level of 1,000 and a Participation Rate of 100.14%. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Ending Basket Level	Hypothetical Total Amount Payable at Stated Maturity Per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre- Tax Rate of Return
-50%	500.00	$900.00	-10.00%	-3.45%
-40%	600.00	$900.00	-10.00%	-3.45%
-30%	700.00	$900.00	-10.00%	-3.45%
-20%	800.00	$900.00	-10.00%	-3.45%
-10%	900.00	$900.00	-10.00%	-3.45%
-5%	950.00	$950.00	-5.00%	-1.70%
0%	1,000.00	$1,000.00	0.00%	0.00%
5%	1,050.00	$1,050.00	5.00%	1.64%
10%	1,100.00	$1,100.14	10.01%	3.23%
20%	1,200.00	$1,200.28	20.03%	6.27%
30%	1,300.00	$1,300.42	30.04%	9.15%
40%	1,400.00	$1,400.56	40.06%	11.88%
50%	1,500.00	$1,500.70	50.07%	14.49%

Example 1—The level of the Basket increases from the Starting Basket Level of 1,000 to a Ending Basket Level of 1,200. Because the Ending Basket Level is 1,200 and the Starting Basket Level is 1,000, the Basket Return is 20% calculated as follows:

(1,200 – 1,000)/100 = 20%

Because the Basket Return is 20%, which is greater than 0%, and the Participation Rate is 100.14%, the Payment at Maturity is equal to $1,200.28 per $1,000.00 principal amount note calculated as follows:

$1,000 + ($1,000 × 20% × 100.14%) = $1,200.28

Example 2—The level of the Basket decreases from the Starting Basket Level of 1,000 to a Ending Basket Level of 800. Because the Ending Basket Level is 800 and the Starting Basket Level is 1,000, the Basket Return is -20% calculated as follows:

(800 – 1,000)/1,000 = -20%

Because the Basket Return is -20%, which is less than 0%, and the Protected Amount, $900.00, is greater than [$1,000 + ($1,000 × -20%), which equals $800.00, the Payment at Maturity is equal to $900.00 per $1,000 principal amount note.

Example 3—The level of the Basket decreases from the Starting Basket Level of 1,000 to a Ending Basket Level of 950. Because the Ending Basket Level is 950 and the Starting Basket Level is 1,000, the Basket Return is -5%, calculated as follows:

(950 – 1,000)/1,000 = -5%

Because the Basket Return is -5%, which is less than 0%, and the Protected Amount, $900.00, is less than [$1,000 + ($1,000 × (-5%))], which equals $950.00, the Payment at Maturity is equal to $950.00 per $1,000 principal amount note.

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical historical performance of the Basket from July 27, 2002 to July 27, 2007, if the Basket Level was made to equal 1,000 on July 27, 2002. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated in the Indicative Terms. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.

Historical Information

The following graphs set forth the daily historical performance of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the FTSE 100 Index®, the Nikkei 225SM Index, and the S&P®/ ASX 200 Index from July 27, 2002 through July 27, 2007. The closing level of the S&P 500® Index on July 27, 2007 was 1,458.95. The closing level of the Dow Jones EURO STOXX 50® Index on July 27, 2007 was 4,244.58. The closing level of the FTSE 100 Index® on July 27, 2007 was 6,215.2. The closing level of the Nikkei 225SM Index on July 27, 2007 was 17,283.81. The closing level of the S&P®/ ASX 200 Index on July 27, 2007 was 6,082.9.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in any amount in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliates have entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

PS-9